Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, MAY 13, 2016
NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Crescent Point Energy Corp. (the "Company") will be held on Friday, May 13, 2016 at 10:00 a.m. (Calgary time) at the Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta, for the following purposes:
1.	to receive and consider the financial statements of the Company for the year ended December 31, 2015, together with the auditor's report thereon;
2.	to fix the number of directors of the Company to be elected at nine;
3.	to elect directors of the Company for the ensuing year or until their successors are duly elected or appointed;
4.	to appoint the auditors for the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration as such;
5.	to approve an amendment to the Company's Restricted Share Bonus Plan (the "RSBP") increasing the number of Common Shares to be reserved for issuance under the RSBP by 9,500,000;
6.	to approve an amendment to the Company's RSBP to increase the Restricted Share grant value limit per non-employee director to $150,000 from $100,000 per year;
7.	to approve an advisory resolution to accept the Company's approach to executive compensation; and
8.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.
The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice. The financial statements of the Company for the year ended December 31, 2015, including the auditor's report thereon, have been previously mailed to Shareholders and are available on www.SEDAR.com.
Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Company c/o Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
Only Shareholders of record at the close of business on March 28, 2016 will be entitled to vote at the Meeting. No person acquiring Common Shares after such date is entitled to vote at the Meeting or any adjournment thereof.
DATED March 28, 2016.
    BY ORDER OF THE BOARD OF DIRECTORS

          "Scott Saxberg"
    Scott Saxberg
    Director, President and Chief Executive Officer